Exhibit 99.1

YM BIOSCIENCES ANNOUNCES PRECLINICAL DATA
CONFIRMING NIMOTUZUMAB BINDS TO THE EGF
RECEPTOR AND POTENTIATES RADIOTHERAPY

MISSISSAUGA, Canada - July 9, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that a study presented by investigators from Kinki University School of Medicine and Kyoto University at the 11th meeting of The Japanese Association for Molecular Target Therapy of Cancer held on July 5-6, 2007 demonstrated the increased radiosensitivity of human NSCLC cell lines in the presence of nimotuzumab both in vitro and in vivo. The study also confirms previous observations that nimotuzumab inhibits ligand-dependent EGF receptor downstream signaling. Daiichi Sankyo Co., Ltd is the licensee for nimotuzumab in Japan.

In addition, YM BioSciences announced that a paper on the structure of nimotuzumab entitled ‘Modeling the interaction between the anti-tumor antibody h-R3 and its target, the epidermal growth factor receptor’ was presented at the 11th annual meeting of the SBNet (Structural Biology Network), held on June 15-18, 2007 in Tallberg, Sweden.  The paper demonstrated that nimotuzumab specifically competes with cetuximab for binding to the EGF receptor. The authors noted that, “According to our models, nimotuzumab inhibits the EGFr signaling both by inhibiting the binding of EGF to domain III of EGFr and by a conformational change of EGFr that is necessary to shape the EGF binding site.”

”These two studies provide independent confirmation of earlier research indicating that nimotuzumab directly binds to the EGF receptor,” said Dr. Igor Sherman, Director of Clinical Research at YM BioSciences. ”The very rare incidence, in patients treated with nimotuzumab, of the commonly seen side-effects of EGFr-targeting therapy, such as rash and diarrhea, has raised questions about whether nimotuzumab is truly interacting with the EGF receptor. The data presented at SBNet provides further evidence that nimotuzumab binds to the receptor, while the independent data from Kinki and Kyoto demonstrated the synergistic effect of nimotuzumab and radiation on cancer cells and inhibition of EGFr down-stream signaling in the presence of nimotuzumab.”

“We conclude that nimotuzumab behaves no differently than the other EGFr-targeting antibodies and that the limited and rare incidences of the debilitating side-effects that are commonly seen with other antibodies and small molecules targeting the tyrosine kinase pathway indicates that nimotuzumab has the prospect of being “best-in-class” without compromised efficacy,” said David Allan, Chairman and CEO of YM BioSciences.

About nimotuzumab
Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFr). Nimotuzumab has been sub-licensed by CIMYM BioSciences, a subsidiary of YM, to Daiichi Sankyo Co., Ltd for Japan and to other companies advancing the drug including Oncoscience AG in Europe, Kuhnil in South Korea and Innogene Kalbiotech in Southeast Asia. Nimotuzumab is approved for sale in India and China as well as certain Latin American countries for the treatment of head and neck cancers.

YM BioSciences has previously announced its intention to initiate trials with nimotuzumab in colorectal cancer and glioma, for which it has received No Objection letters from Health Canada. YM also recently announced the receipt of a No Objection Letter from Health Canada and a positive certificate of inspection from a competent authority in the EU for the scaled-up manufacturing of the drug at the Center of Molecular Immunology and also announced an expected further doubling of manufacturing capacity at that facility during 2007.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
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